SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Primerica, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74164M 108

(CUSIP Number)

Citigroup Inc.

399 Park Avenue

New York, NY 10043

Attn: Julie A. Bell Lindsay, Esq.

(212) 559-1000

COPIES TO:

Gregory A. Fernicola, Esq.

Jeffrey A. Brill, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 74164M 108
1	Names of Reporting Persons Citigroup Insurance Holding Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Georgia
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power –0–
	8	Shared Voting Power 49,517,698*
	9	Sole Dispositive Power –0–
	10	Shared Dispositive Power 49,517,698*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 49,517,698*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 64.5%
14	Type of Reporting Person CO

*	Represents (i) 45,414,588 shares of Common Stock and (ii) 4,103,110 shares of Common Stock issuable upon the exercise of the Warrants (see Item 4).

CUSIP No. 74164M 108
1	Names of Reporting Persons Associated Madison Companies, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power –0–
	8	Shared Voting Power 49,517,698*
	9	Sole Dispositive Power –0–
	10	Shared Dispositive Power 49,517,698*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 49,517,698*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 64.5%
14	Type of Reporting Person HC
*	Represents (i) 45,414,588 shares of Common Stock and (ii) 4,103,110 shares of Common Stock issuable upon the exercise of the Warrants (see Item 4).

CUSIP No. 74164M 108
1	Names of Reporting Persons Citigroup Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power –0–
	8	Shared Voting Power 49,517,698*
	9	Sole Dispositive Power –0–
	10	Shared Dispositive Power 49,517,698*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 49,517,698*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 64.5%
14	Type of Reporting Person HC

*	Represents (i) 45,414,588 shares of Common Stock and (ii) 4,103,110 shares of Common Stock issuable upon the exercise of the Warrants (see Item 4).

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of Primerica, Inc., a Delaware corporation (the “Issuer”), with principal executive offices at 3120 Breckinridge Blvd., Duluth, Georgia 30099.

Item 2.	Identity and Background.

This Schedule 13D is being filed by (i) Citigroup Insurance Holding Corporation (“CIHC”), by virtue of its beneficial ownership of Common Stock, (ii) Associated Madison Companies, Inc. (“AMAD”), by virtue of its ownership of all of the outstanding common stock of CIHC, and (iii) Citigroup Inc. (“Citigroup”, and together with CIHC and AMAD, collectively, the “Reporting Persons”), by virtue of its ownership of all of the outstanding common stock of AMAD.

CIHC is a Georgia holding corporation whose principal business address is 425 Park Avenue, New York, New York 10043.

AMAD is a Delaware holding corporation whose principal business address is 425 Park Avenue, New York, New York 10043.

Citigroup, a Delaware corporation, is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers worldwide. The principal business address of Citigroup is 399 Park Avenue, New York, New York 10043.

Schedule A attached hereto sets forth for each of Citigroup and CIHC the names of the directors and executive officers and their respective principal occupations and citizenship.

Other than as described in Schedule B attached hereto, during the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of such laws.

The information set forth in Schedule A and Schedule B is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate consideration paid by the Reporting Persons for securities of the Issuer consisted of $1.00 and the capital stock of CIHC’s subsidiaries holding the businesses currently comprising the operations of the Issuer’s subsidiaries. On October 26, 2009, the Issuer sold 100 shares of Common Stock to CIHC for an aggregate purchase price of $1.00. On April 1, 2010, the Issuer issued 74,999,900 shares of Common Stock, warrants to purchase Common Stock and a $300 million note to CIHC in exchange for CIHC’s transfer to the Issuer of the capital stock of CIHC’s subsidiaries holding the businesses comprising the Issuer’s operations. Such issuance was made pursuant to the sale of securities on October 26, 2009 and an Exchange and Transfer Agreement, dated March 31, 2010, which are described in Item 4 and incorporated herein by reference.

Item 4.	Purpose of the Transaction.

The Issuer was incorporated in Delaware in October 2009 as a wholly owned subsidiary of CIHC to serve as a holding company for the life insurance and financial products distribution businesses that the Issuer’s subsidiaries have operated for more than 30 years.

The Reporting Persons obtained beneficial ownership in shares of the Issuer through two transactions. On October 26, 2009, the Issuer sold 100 shares of Common Stock to CIHC for an aggregate purchase price of $1.00. After such sale, the Reporting Persons beneficially owned all of the outstanding Common Stock of the Issuer.

On March 31, 2010, the Issuer’s Registration Statement on Form S-1 (File No. 333-162918) with respect to Common Stock became effective and the Issuer’s Registration Statement on Form S-1 (File No. 333-165832) filed pursuant to Rule 462(b) of the Securities Act of 1933 became effective upon filing pursuant to such rule.

On April 1, 2010, pursuant to an Exchange and Transfer Agreement, dated March 31, 2010, between CIHC and the Issuer, the Issuer issued 74,999,900 shares of Common Stock, warrants to purchase 4,103,110 shares of Common Stock (the “Warrants”) and a $300 million note due on March 31, 2015 bearing interest at an annual rate of 5.5% to CIHC in exchange for CIHC’s transfer to the Issuer of the capital stock of CIHC’s subsidiaries holding the businesses comprising the Issuer’s operations. Immediately thereafter, 5,021,412 shares of Common Stock were contributed to the Issuer by CIHC for no economic consideration. After giving effect to these transactions, the Reporting Persons beneficially owned 74,081,698 shares of Common Stock, which included: (i) 45,414,588 shares of Common Stock and (ii) 4,103,110 shares of Common Stock issuable upon exercise of the Warrants.

In connection with the initial public offering of Common Stock by CIHC, as selling stockholder, and pursuant to an Underwriting Agreement, dated March 31, 2010, among Citigroup Global Markets Inc., as representative of the several underwriters named therein (the “Underwriters”), the Issuer, CIHC and Citigroup, CIHC sold 24,564,000 shares of Common Stock to third party investors through the Underwriters on April 7, 2010 at an offering price to the public of $15.00 per share, the proceeds of which were paid to CIHC, less underwriting discounts. This sale reduced the Reporting Persons’ beneficial ownership to 49,517,698 shares of Common Stock, which included: (i) 45,414,588 shares of Common Stock and (ii) 4,103,110 shares of Common Stock issuable upon exercise of the Warrants.

The Reporting Persons intend to divest their remaining interest in the Issuer as soon as is practicable, subject to market and other conditions. In addition, CIHC has entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”), dated February 8, 2010, with the Issuer and Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. (together, “Warburg Pincus”). Pursuant to the Securities Purchase Agreement, CIHC agreed to sell to Warburg Pincus 16,412,440 shares of Common Stock and the Warrants for an aggregate purchase price of $230,000,000. The purchase price per share of Common Stock and Warrants to purchase 0.25 shares of Common Stock is approximately $14.01.

Pursuant to the Securities Purchase Agreement, CIHC and Warburg Pincus have agreed to certain plans relating to the Issuer’s board of directors which are described in Item 6 and incorporated herein by reference.

The Reporting Persons expect, subject to the satisfaction of certain conditions, that the transactions contemplated by the Securities Purchase Agreement will be completed on April 15, 2010. At such time, the Reporting Persons may be deemed to constitute a “group” with Warburg Pincus within the meaning of Section 13(d)(3) under the Securities Exchange Act of 1934, and the rules promulgated thereunder. The Reporting Persons intend to file an amendment to this Schedule 13D to reflect the consummation of the transactions contemplated by the Securities Purchase Agreement within the required time period following the closing of the transactions contemplated by the Securities Purchase Agreement. The Reporting Persons do not intend to expressly affirm their membership in a “group” with Warburg Pincus, and intend to disclaim beneficial ownership of Common Stock and the Warrants to be acquired by Warburg Pincus.

Item 5.	Interest in the Securities of the Issuer.

(a) As of April 12, 2010, the Reporting Persons beneficially own an aggregate of 49,517,698 shares of Common Stock, which includes: (i) 45,414,588 shares of Common Stock and (ii) 4,103,110 shares of Common Stock issuable upon exercise of the Warrants. The exercise price of the Warrants is $18.00 per share of Common Stock.

These shares of Common Stock are directly beneficially owned by CIHC. AMAD owns all of the outstanding common stock of CIHC and, as a result, indirectly beneficially owns the shares of Common Stock that are beneficially owned by CIHC. Citigroup owns all of the outstanding common stock of AMAD and, as a result, indirectly beneficially owns the shares of Common Stock that are beneficially owned by AMAD.

Accordingly, the Reporting Persons beneficially own 64.5% of the outstanding shares of Common Stock based on 76,815,735 shares outstanding, which included 4,103,110 shares of Common Stock issuable upon exercise of the Warrants.

(b) With respect to the shares of Common Stock beneficially owned by the Reporting Persons set forth in Item 5(a) above, each Reporting Person has shared power to vote or direct the vote, and dispose or direct the disposition of, all of the Common Stock that it beneficially owns.

(c) Except as described herein, the Reporting Persons have not effected any transactions in the shares of Common Stock during the past 60 days. The response to Item 4 is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6 and 99.7 to this Schedule 13D are incorporated herein by reference.

As described in the foregoing exhibits to this Schedule 13D, Citigroup and its affiliates are party to various agreements and arrangements with the Issuer, including the following agreements and arrangements:

Intercompany Agreement

Pursuant to the terms of an Intercompany Agreement, dated as of April 7, 2010, between the Issuer and CIHC, subject to CIHC maintaining certain minimum ownership percentages, CIHC is entitled to certain informational and governance rights with respect to the Issuer.

Voting Agreement Related to Board Representation of Warburg Pincus

Pursuant to the Securities Purchase Agreement, Warburg Pincus is entitled to nominate two directors to serve on the Issuer’s board of directors, effective as of the date of the closing of the transactions contemplated by the Securities Purchase Agreement. However, once Warburg Pincus’ Investor Ownership Percentage (as defined below) is less than 15%, but greater than 7.5%, Warburg Pincus will only be entitled to nominate one director to serve on the Issuer’s board of directors, and once Warburg Pincus’ Investor Ownership Percentage is less than 7.5%, Warburg Pincus will no longer be entitled to nominate any such directors. In addition, for so long as there is at least one member of the board of directors designated by Warburg Pincus and subject to applicable law and the rules and regulations of the New York Stock Exchange (including independence requirements), each committee of the Issuer’s board of directors must include at least one of Warburg Pincus’ nominees.

Investor Ownership Percentage is calculated by dividing (i) the number of shares of Common Stock beneficially owned by Warburg Pincus and its affiliates in the aggregate (assuming exercise or conversion of all securities held by Warburg Pincus and its affiliates that are exercisable for or convertible into shares of Common Stock, regardless of whether such conversion or exercise would be permitted at such time); by (ii) the total number of shares of Common Stock outstanding at such time (assuming exercise or conversion of all securities held by Warburg Pincus and its affiliates that are exercisable for or convertible into Common Stock, regardless of whether such conversion or exercise would be permitted at such time). However, any shares of Common Stock (or securities exercisable for or convertible into Common Stock), restricted stock units, restricted stock, stock appreciation rights, phantom unit or stock or other award based in whole or in part on the price of Common Stock issued or granted after the closing date of the transactions contemplated by the Securities Purchase Agreement to any person other than Warburg Pincus and its affiliates are to be excluded for purposes of such calculation.

The Issuer and CIHC agreed to cause Warburg Pincus’ board nominees to be elected to the Issuer’s board of directors prior to the closing of the initial public offering, with such election to be effective as of the closing date of the transactions contemplated by the Securities Purchase Agreement. For so long as Warburg Pincus has rights to nominate one or two directors, the Issuer agreed to nominate Warburg Pincus’ designees as its nominees with respect to such positions on its board of directors, and CIHC agreed to vote its shares of Common Stock in favor of Warburg Pincus’ board nominees, and not to take any action to remove Warburg Pincus’ board nominees from the Issuer’s board of directors without the consent of Warburg Pincus. Pursuant to this right, Messrs. Michael E. Martin and Daniel Zilberman have been designated by Warburg Pincus to serve on the Issuer’s board of directors following the closing of transactions contemplated by the Securities Purchase Agreement.

In addition, pursuant to the Securities Purchase Agreement, the Reporting Persons have agreed to limit their representation on the Issuer’s board of directors to one member, and the parties to the Securities Purchase Agreement have agreed that the size of the Issuer’s board of directors will be no greater than nine. CIHC and the Issuer have agreed to consult in good faith with Warburg Pincus on the selection of the independent directors to be added to the Issuer’s board of directors.

Restrictions on Transfer

Until the first date that Warburg Pincus’ Investor Ownership Percentage is less than 20%, subject to certain exceptions, CIHC has agreed that neither it nor any of its affiliates will, without the prior written consent of Warburg Pincus, transfer shares of Common Stock or securities exercisable for or convertible into Common Stock if immediately following such transfer the transferee (together with its affiliates or any members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5 promulgated thereunder) would beneficially own more than 20% of the outstanding Common Stock.

Right of First Offer

Pursuant to the Securities Purchase Agreement and following the closing date of the transactions contemplated by such agreement, subject to certain ownership limitations included therein, CIHC has agreed that, for so long as CIHC and its affiliates own at least 5% of the outstanding shares of Common Stock, Warburg Pincus has a right of first offer so that Warburg Pincus may offer to acquire shares of Common Stock proposed to be sold by CIHC in any public offering or private placement on the same terms as such proposed issuance, subject to specified exceptions including transfer to affiliates among the Reporting Persons, transfers to charitable organizations for no consideration and transfers that in the aggregate do not exceed 1% of the outstanding shares of Common Stock. In any case, CIHC may decline Warburg Pincus’ offer if it determines in good faith that it is reasonably likely to obtain a higher price from a third party or the public.

Registration Rights Agreement

Warburg Pincus, CIHC and the Issuer are party to a registration rights agreement, dated as of April 7, 2010 (the “Registration Rights Agreement”) pursuant to which the Issuer has granted Warburg Pincus and CIHC (and in each case, certain of their eligible transferees and/or affiliates, and in the case of Warburg Pincus, subject to the closing of the transactions contemplated by the Securities Purchase Agreement) certain demand and piggyback registration rights with respect to the shares of Common Stock owned by them. Subject to the terms of the Registration Rights Agreement, Warburg Pincus and CIHC may include their Common Stock in future registrations of the Issuer’s common stock, or can require the Issuer to file registration statements for the resale of Common Stock.

Joint Filing Agreement

The Reporting Persons have entered into a joint filing agreement, dated the date hereof, pursuant to which they have agreed to the joint filing of this Schedule 13D and any and all amendments hereto.

Item 7.	Materials to be Filed as Exhibits.

99.1	Exchange and Transfer Agreement, dated March 31, 2010, between the Issuer and CIHC.

99.2	Joint Filing Agreement, dated April 12, 2010, between Citigroup, AMAD and CIHC.

99.3	Sections entitled “Certain Relationships and Related Party Transactions— Relationship with Citi Following this Offering” and “Concurrent Private Sale” of Amendment No. 6 to the Issuer’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2010 (File No. 333-162918).

99.4	Form of Underwriting Agreement (filed as Exhibit 1.1 as part of Amendment No. 5 to the Issuer’s Registration Statement on Form S-1, filed with the Commission on March 29, 2010 (File No. 333-162918) and incorporated herein by reference in its entirety).

99.5	Securities Purchase Agreement (filed as Exhibit 2.1 as part of Amendment No. 4 to the Issuer’s Registration Statement on Form S-1, filed with the Commission on March 17, 2010 (File No. 333-162918) and incorporated herein by reference in its entirety).

99.6	Form of Registration Rights Agreement (filed as Exhibit 10.40 as part of Amendment No. 3 to the Issuer’s Registration Statement on Form S-1, filed with the Commission on March 2, 2010 (File No. 333-162918) and incorporated herein by reference in its entirety).

99.7	Form of Intercompany Agreement (filed as Exhibit 10.1 as part of Amendment No. 3 to the Issuer’s Registration Statement on Form S-1, filed with the Commission on March 26, 2010 (File No. 333-162918) and incorporated herein by reference in its entirety).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2010

CITIGROUP INC.

By:	/S/ JULIE A. BELL LINDSAY
Name:	Julie A. Bell Lindsay
Title:	Assistant Secretary

ASSOCIATED MADISON COMPANIES, INC.

By:	/S/ JOSEPH B. WOLLARD
Name:	Joseph B. Wollard
Title:	Secretary and Vice President

CITIGROUP INSURANCE HOLDING CORPORATION

By:	/S/ JOSEPH B. WOLLARD
Name:	Joseph B. Wollard
Title:	Secretary and Vice President

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF CITIGROUP INC.

The following sets forth the name, principal occupation and citizenship of each of the directors and executive officers of Citigroup Inc.

Name and Title	Principal Occupation	Citizenship
C. Michael Armstrong Director	Chairman, Board of Trustees Johns Hopkins Medicine Health System Corporation and Hospital c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

Alain J. P. Belda Director	Chairman Alcoa Inc. c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	Brazil, Spain and United States

Timothy C. Collins Director	Chief Executive Officer Ripplewood Holdings L.L.C. c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

John M. Deutch Director	Institute Professor Massachusetts Institute of Technology c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

Jerry A. Grundhofer Director	Chairman Emeritus U.S. Bancorp c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

Robert L. Joss, Ph.D. Director	Dean and Philip H. Knight Professor of the Graduate School of Business at Stanford University c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	Australia and United States

Andrew N. Liveris Director	Chairman and Chief Executive Officer The Dow Chemical Company c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	Australia

Anne M. Mulcahy Director	Chairman Xerox Corporation c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

Michael E. O’Neill Director	Former Chairman and Chief Executive Officer Bank of Hawaii Corporation c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

Vikram Pandit Director and Executive Officer	Chief Executive Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

Richard D. Parsons Director	Chairman Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

Lawrence R. Ricciardi Director	Senior Vice President, General Counsel, and Advisor to the Chairman, Retired IBM Corporation c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

Dr. Judith Rodin Director	President Rockefeller Foundation c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

Robert L. Ryan Director	Chief Executive Officer, Retired Medtronic Inc. c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

Anthony M. Santomero Director	Former President Federal Reserve Bank of Philadelphia c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

Diana L. Taylor Director	Managing Director Wolfensohn Capital Partners c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

William S. Thompson, Jr. Director	Chief Executive Officer, Retired Pacific Investment Management Company (PIMCO) c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

Shirish Apte Executive Officer	Chief Executive Officer Asia Pacific Citigroup Inc. 399 Park Avenue New York, NY 10043	United Kingdom and Northern Ireland

Stephen Bird Executive Officer	Chief Executive Officer Asia Pacific c/o Citigroup Inc. 399 Park Avenue New York, New York 10043	United Kingdom

Don Callahan Executive Officer	Chief Administrative Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

Michael L. Corbat Executive Officer	Chief Executive Officer Citi Holdings 399 Park Avenue New York, NY 10043	United States

John C. Gerspach Executive Officer	Chief Financial Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

John Havens Executive Officer	Chief Executive Officer Institutional Clients Group Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

Michael S. Helfer Executive Officer	General Counsel and Corporate Secretary Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

Lewis B. Kaden Executive Officer	Vice Chairman Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

Edward J. Kelly, III Executive Officer	Vice Chairman Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

Brian Leach Executive Officer	Chief Risk Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

Gene McQuade Executive Officer	Chief Executive Officer Citibank, NA 399 Park Avenue New York, NY 10043	United States

Manuel Medina-Mora Executive Officer

Chief Executive Officer, Consumer Banking for the Americas and Chairman

of the Global Consumer Council

Chairman and Chief Executive Officer

Latin America and Mexico

Citigroup Inc.

399 Park Avenue

New York, NY 10043

Mexico

William J. Mills Executive Officer	Chief Executive Officer Europe, Middle East, and Africa Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

Alberto J. Verme Executive Officer	Chief Executive Officer Europe, Middle East and Africa Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

Jeffrey R. Walsh Executive Officer	Controller Chief Accounting Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

DIRECTORS AND EXECUTIVE OFFICERS OF CITIGROUP INSURANCE HOLDING CORPORATION

The following sets forth the name, principal occupation and citizenship of each of the directors and executive officers of Citigroup Insurance Holding Corporation:

Name and Title	Principal Occupation	Citizenship

John Gerspach Director	Chief Financial Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

Gregory Ehlke Executive Officer	BSM Group Manager Citigroup Inc. 601 Lexington Avenue New York, NY 10022	United States

Alan Ingber Executive Officer	Tax Attorney Lead Group Manager Citigroup Inc. 75 Holly Hill Lane Greenwich, CT 06830	United States

Thomas Marhevka Executive Officer	Tax Group Manager Citigroup Inc. Two Court Square Long Island City, NY 11120	United States

Peter Mozer Executive Officer	BSM Lead Group Manager Citigroup Inc. 601 Lexington Avenue New York, NY 10022	United States

Saul Rosen Executive Officer	Global Function Head Citigroup Inc. 399 Park Avenue New York, NY 10022	United States

Martin Waters Executive Officer	BSM Group Manager Citigroup Inc. 601 Lexington Avenue New York, NY 10022	United States

Joseph Wollard Executive Officer	Associate General Counsel Citigroup Inc. 425 Park Avenue New York, NY 10022	United States

SCHEDULE B

On March 23, 2005, the SEC entered an administrative and cease-and-desist order against Citigroup Global Markets Inc. (“CGMI”), a subsidiary of Citigroup Inc. (“Citigroup”). The SEC order found that CGMI willfully violated Section 17(a)(2) of the Securities Act and Rule 10b-10 promulgated under the Exchange Act. Specifically, the order found that there were two distinct disclosure failures by CGMI in the offer and sale of mutual fund shares to its customers. Based on these findings, the order censured CGMI, required that CGMI cease and desist from committing or causing violations and future violations of Section 17(a) of the Securities Act and Exchange Act Rule 10b-10, and required that CGMI pay a $20 million civil money penalty.

In a related proceeding on March 22, 2005, the NASD accepted a Letter of Acceptance, Waiver and Consent (the “AWC”) dated March 18, 2005 that had been submitted by CGMI. Without admitting or denying the findings, CGMI accepted and consented, prior to a hearing and without an adjudication of any issue of law or fact, to the entry of findings by NASD. Based on its findings and with CGMI’s consent, the NASD censured CGMI and fined it $6.25 million. In the AWC, CGMI also agreed to complete certain undertakings, including retaining an Independent Consultant, among other things, to conduct a comprehensive review of the completeness of its disclosures regarding the differences in mutual fund share classes and the policies and procedures relating to CGMI’s recommendations to its customers of different class shares of mutual funds.

On May 31, 2005, the SEC issued an order in connection with the settlement of an administrative proceeding against Smith Barney Fund Management LLC (“SBFM”), a former subsidiary of Citigroup, and CGMI, relating to the appointment of an affiliated transfer agent for the Smith Barney family of mutual funds managed by SBFM (the “Affected Funds”). The SEC order found that SBFM and CGMI willfully violated Section 206(1) of the Investment Advisers Act of 1940, as amended, and the rules promulgated thereunder (the “Advisers Act”). Specifically, the order found that SBFM and CGMI knowingly or recklessly failed to disclose to the boards of the Affected Funds in 1999 when proposing a new transfer agent arrangement with an affiliated transfer agent that: First Data Investors Services Group (“First Data”), the Affected Funds’ then-existing transfer agent, had offered to continue as transfer agent and do the same work for substantially less money than before; and that Citigroup Asset Management (“CAM”), the former Citigroup business unit that, at the time, included the Affected Funds’ investment manager and other investment advisory companies, had entered into a side letter with First Data under which CAM agreed to recommend the appointment of First Data as sub-transfer agent to the affiliated transfer agent in exchange for, among other things, a guarantee by First Data of specified amounts of asset management and investment banking fees to CAM and CGMI.

The SEC censured SBFM and CGMI and ordered them to cease and desist from violations of Sections 206(1) and 206(2) of the Advisers Act. The order required Citigroup to pay $208.1 million, including $109 million in disgorgement of profits, $19.1 million in interest, and a civil money penalty of $80 million. Approximately $24.4 million has already been paid to the Affected Funds, primarily through fee waivers. The remaining $183.7 million, including the penalty, has been paid to the U.S. Treasury and will be distributed pursuant to a plan submitted for the approval of the SEC.

On December 14, 2005, CGMI consented to the entry of an order by the Rhode Island Department of Business Regulation, Division of Securities, making findings and imposing remedial sanctions for failures of supervision in connection with unsuitable and unauthorized trades by certain Smith Barney brokers, all in violation of Rhode Island law. CGMI agreed to a cease and desist order, payment of a $1 million civil penalty, and the hiring of an Independent Consultant to conduct a review of CGMI’s Rhode Island offices’ supervisory and compliance procedures and practices.

On May 31, 2006, the SEC instituted and simultaneously settled proceedings against CGMI and 14 other broker-dealers regarding practices in the Auction Rate Securities (“ARS”) market. The SEC alleged that the broker-dealers violated Section 17(a)(2) of the Securities Act of 1933. The broker-dealers, without admitting or denying liability, consented to the entry of an SEC cease-and-desist order providing for censures, undertakings and penalties. CGMI paid a penalty of $1.5 million.

On June 6, 2007, CGMI entered into a Consent Order with the New Jersey Bureau of Securities of the Office of the Attorney General, in which the Bureau found that CGMI failed to reasonably supervise certain employees in its Smith Barney Short Hills branch in connection with short sales to customers, and failed to maintain accurate books and records, all in violation of New Jersey securities laws. CGMI neither admitted nor denied the Bureau’s finding of fact or conclusions of law, but agreed to pay a civil penalty in the amount of $500,000 and restitution to customers of $478,000.

On October 2, 2007, the NYSE entered a Stipulation of Facts and Consent to Penalty against CGMI. The Stipulation alleged violation by CGMI of NYSE Rule 401(A) due to the failure to ensure delivery of prospectuses in connection with certain sales of registered securities during the time period July 1, 2003 through October 31, 2004 (the “relevant period”); alleged violation of NYSE rule 1100(B) due to CGMI’s failure to deliver product descriptions to certain customers that purchased Exchange Traded Funds during the relevant period; alleged violation of Rule 10B-10 of the Securities Exchange Act of 1934 due to CGMI’s failure to provide customers with confirmations for certain securities transactions during the relevant period; alleged violations by CGMI of NYSE Rule 342 by failing to provide for, establish and maintain appropriate procedures of supervision and control relating to the delivery of product descriptions and prospectuses and trade confirmations.

CGMI consented to the imposition of a censure, a fine in the amount of $2,250,000 and an undertaking to provide a written certification that current policies and procedures, including written supervisory and operational policies and procedures regarding the delivery of prospectuses, product descriptions and trade confirmations are reasonably designed to ensure compliance with applicable federal securities laws and NYSE rules.

On June 16, 2008, Citigroup settled a previously disclosed investigation by the Securities and Exchange Commission arising from the economic and political turmoil in Argentina in the fourth quarter of 2001 and agreed to the entry of a Cease and Desist Order pursuant to Section 21C of the Securities Exchange Act which stated that Citigroup violated certain books and records provisions of the Federal securities law by improperly accounting for several Argentina related developments which resulted in an overstatement of after-tax income by $311 million in that quarter. No fine or penalty was imposed and no restatement of prior financial statements was required by the SEC. Citigroup consented to the issuance of the Order without admitting or denying the Commission’s findings.

On August 7, 2008, CGMI reached a settlement with the New York Attorney General, the Securities and Exchange Commission, and other state regulatory agencies, pursuant to which CGMI agreed to offer to purchase at par ARS that are not auctioning from all Citigroup individual investors, small institutions (as defined by the terms of the settlement), and charities that purchased ARS from Citigroup prior to February 11, 2008. In addition, CGMI agreed to pay a $50 million fine to the State of New York and a $50 million fine to the other state regulatory agencies.

Other than as described above, during the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.